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                                                                    Exhibit 12.1


                              PrivateBancorp, Inc.
                    Computation of Earnings to Fixed Charges
                             (Dollars in thousands)

Earnings to fixed charges



                                                           Year Ended December 31
                                               2002          2001         2000           1999           1998       1997
                                               ----          ----         ----           ----           ----       ----
Including  Interest on Deposits
Earnings:
     Earnings before income taxes            $14,277       $ 8,251       $ 6,688       $ 4,172        $ 4,849     $ 3,387
     Fixed Charges from below                 31,241        37,637        33,331        16,605         13,312      10,081
                                             -------       -------       -------       --------       --------    -------
     Earnings                                $45,518       $45,888       $40,019       $20,777        $18,161     $13,468
Fixed Charges:
     Interest expense                        $31,241       $37,637       $33,331       $16,605        $13,312     $10,081
     Interest Portion of Fixed Rentals (1)         -             -             -             -              -           -
                                             -------       -------       -------       -------        -------     -------
     Total Interest expense                  $31,241       $37,637       $33,331       $16,605        $13,312     $10,081

Ratio to Earning to Fixed Charges               1.46 X        1.22 X        1.20 X        1.25 X         1.36 X      1.34 X


(1) The company is not a party to any capital leases therefore, this item is not applicable. All leases are operating leases


Excluding  Interest on Deposits
     Earnings before income taxes            $14,277       $ 8,251       $ 6,688       $ 4,172        $ 4,849     $ 3,387
     Fixed Charges from below                  7,264         8,058         4,116           931             19           3
                                             -------       -------       -------       -------        -------     -------
     Earnings before income taxes            $21,541       $16,309       $10,804       $ 5,103        $ 4,868     $ 3,390

Fixed charges:
     Interest expense (excluding
       deposits)                             $ 7,264       $ 8,058       $ 4,116       $   931        $    19     $     3
     Interest Portion of Fixed Rentals (1)   $     -       $     -             -             -              -           -
                                             --------      -------       -------       -------        -------     -------
     Total Interest expense                  $ 7,264       $ 8,058       $ 4,116       $   931        $    19     $     3

Ratio to Earning to Fixed Charges               2.97 X        2.02 X        2.62 X        5.48 X       256.21 X   1130.00 X
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(1) The company is not a party to any capital leases therefore, this item is not applicable. All leases are operating leases